

December 21, 2012

Via E-mail
John M. Engquist
President and Chief Executive Officer
H&E Equipment Services, Inc.
11100 Mead Road, Suite 200
Baton Rouge, LA 70816

   Re: H&E Equipment Services, Inc.
   Registration Statement on Form S-4
   Filed December 7, 2012
   File No. 333-185334

Dear Mr. Engquist:

   We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please note that the completion of our review of your registration statement is subject to the resolution of our outstanding comments on your Form 10-K for the fiscal year ended December 31, 2011.

Prospectus cover page

2.   Please revise the prospectus cover page to disclose that the guarantees are subject to customary release provisions.

Expiration Date; Extensions; Amendments; Termination, page 37

3.   We note your disclosure in the third paragraph. Please revise your disclosure to clarify that your obligation to extend the offer period following notice of a material change so

that at least five business days remain in the offer, encompasses also a waiver of a material condition.

Incorporation of Documents by Reference, page 91

4.   Please revise your disclosure to indicate the date by which the note holders must request the information being incorporated by reference. Refer to Item 2(2) of Form S-4.

Item 22. Undertakings, page, II-9

5.   Please revise your disclosure to include the undertakings set forth in Item 512(a)(6) of Regulation S-K.

Exhibit 5.2 Opinion of Williams Mullen, P.C.
Exhibit 5.3 Opinion of Garlington, Lohn & Robinson, PLLP
Exhibit 5.4 Opinion of Ryan, Swanson & Cleveland, PLLC

6.   Please have each counsel revise its opinion to opine that each subsidiary guarantor is validly existing and has the power to create the guarantee obligation. See Section II(B)(1)(e) of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

Cc: Via E-mail
Richard A. Goldberg, Esq.